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                                                                  CONFORMED COPY

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  X   Form 10-K ___Form 20-F         ___Form 11-K ___Form 10-Q
             ----

               ___Form N-SAR     ___Form N-CSR

                  For Period Ended:     December 31, 2005
                                   ---------------------------------------------

                 __Transition report on Form 10-K

                 __Transition report on Form 20-F

                 __Transition report on Form 11-K

                 __Transition report on Form 10-Q

                 __Transition report on Form N-SAR

                 For Transition Period Ended:_________________________


      If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:_____________________________


                                     PART I
                             REGISTRANT INFORMATION

Cambrex Corporation
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Full name of registrant

        N/A
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Former Name if applicable

One Meadowlands Plaza
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Address of Principal executive office (Street and number)

East Rutherford, New Jersey 07073
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City, State and zip code
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                                     PART II
                           RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X     (b)   The subject annual report, semi-annual report, transition report
---         on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
            portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company has filed this fifteen-day extension for submission of its 2005 Form 10-K with the Securities and Exchange Commission (SEC), as permitted by 1934 Exchange Act Rule 12b-25, in order to afford the Company the necessary time to complete its assessment of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act and analysis related to certain tax and shareholder's equity accounts.

      The Company expects to be able to complete its assessment within the time provided by this Form 12b-25, at which time the Company would file its complete Annual Report on Form 10-K for the year ended December 31, 2005, including management's report on internal control over financial reporting.

                                     PART IV
                                OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification.
      Luke M. Beshar
      Executive Vice President and Chief Financial Officer
      Cambrex Corporation
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      One Meadowlands Plaza
      East Rutherford, New Jersey 07073
      201-804-3010

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

                                                   X     Yes               No
                                                --------          --------

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     X     Yes            No
                                                ----------        -------

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   Cambrex Corporation
                              ----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Cambrex Corporation

Date:       March 17, 2006                By:   /s/ Luke M. Beshar
      ------------------------------         ---------------------
                                          Name:  Luke M. Beshar
                                          Title: Executive Vice President
                                                 Chief Financial Officer
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      Explanation of Significant Changes in results of operations from the corresponding period for the last fiscal year


      The Company has revised its 2005 results of operations previously reported in the Company's February 22, 2006 press release (included as an Exhibit in the Company's February 23, 2006 Current Report on Form 8-K), primarily due to adjustments to the goodwill and long-lived asset impairment resulting from revisions to its application of FASB Statements 142 and 144 and related accounting pronouncements that govern the process of valuing and when necessary, impairing such assets.

      The revised results include a $76.4 million ($2.86 per diluted share) goodwill impairment and a $29.1 million ($1.09 per diluted share) charge to reduce the carrying value of long-lived assets to their estimated fair values. The long-lived asset impairment includes a tax benefit of $1.7 million. The goodwill and asset impairments were recorded as the result of lower long-term profitability projections for the Biopharma segment and two small European reporting units in the Human Health segment. Previously, in its February 22, 2006 press release, the Company had reported that its results included an $87.2 million ($3.27 per diluted share) goodwill impairment and a $35.8 million ($1.34 per diluted share) charge to reduce the carrying value of long-lived assets recorded in Operating Expenses. The previously reported long-lived asset impairment includes a tax benefit of $2.3 million.

      Additionally, the Company revised charges to its Income Tax Provision during the fourth quarter 2005 from $16.9 million ($0.63 per diluted share) to $17.2 million ($0.65 per diluted share) primarily due to the write down of the carrying value of certain US tax assets that had previously been preserved by tax strategies. The charges primarily result from the Company's recent history of domestic losses and its short-term projections for continued domestic losses.

      Excluding the changes discussed above, all other consolidated operating results are unchanged from the February 22, 2006 release.

It is important to note that the financial information contained herein is unaudited, subject to revision and should not be considered final until the 2005 Form 10-K is filed with the US Securities and Exchange Commission.